SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated October 4, 2004, referred to as:
“PARAMOUNT RESOURCES LTD. ANNOUNCES EQUITY OFFERINGS”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2004

PARAMOUNT RESOURCES LTD. (Registrant)
	By:	/s/ Charles E. Morin
		Name:	Charles E. Morin
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release dated October 4, 2004, referred to as
“PARAMOUNT RESOURCES LTD. ANNOUNCES EQUITY OFFERINGS”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

October 4, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES EQUITY OFFERINGS

Paramount Resources Ltd. (“Paramount”) has entered into an agreement to sell, to a syndicate of Canadian underwriters, 2,000,000 common shares at a price of $23.00 per share for gross proceeds of $46 million. Paramount has also granted an option to the underwriters to acquire an additional 500,000 common shares at the same price. If the option is exercised in full, the gross proceeds of the issue will be $57.5 million. The shares will be offered for sale by short form prospectus in Canada in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Closing of the issue is expected to occur on or about October 26, 2004.

Paramount also intends to issue, by way of private placement in Canada in the same provinces as for the public share offering, up to 2,000,000 common shares of Paramount on a “flow-through” basis at $29.50 per share for gross proceeds of up to $59 million. Paramount has entered into an agreement with the same syndicate of Canadian underwriters involved in the public share offering pursuant to which the syndicate will act as agents of Paramount to sell 950,000 of the total offering of flow-through shares on a guaranteed agency basis. Up to another 1,050,000 flow-through shares are to be sold to directors, management and employees of Paramount under a separate private placement.

The proceeds from the offerings will be used to repay existing indebtedness and for general corporate purposes including ongoing exploration activities. The completion of each of the equity offerings is subject to Paramount receiving all necessary regulatory approvals.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares of Paramount being offered pursuant to the equity offerings will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and many not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

     C. H. (Clay) Riddell, Chairman and Chief Executive Officer
     J. H. T. (Jim) Riddell, President and Chief Operating Officer
     B. K. (Bernie) Lee, Chief Financial Officer

     Paramount Resources Ltd.
     4700 Bankers Hall West
     888 3rd Street SW
     Calgary, Alberta T2P 5C5
     Phone: (403) 290-3600
     Fax: (403) 262-7994